American Independence Corp.
485 Madison Avenue
New York, NY 10022

August 5, 2011

Mellissa Campbell Duru
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          American Independence Corp.
Schedule 14D-9
Filed July 29, 2011
File No. 05-31658

Dear Ms. Duru:

By letter dated August 3, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided American Independence Corp. (“AMIC,” the “Company,” “we,” “us” or “our”) with its comments on the Company’s Schedule 14D-9 filed on July 29, 2011. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Schedule 14D-9

1.
We note that the board is remaining neutral with respect to the offer.  As noted in Exchange Act Rule 14e-2(a), if the board is unable to take a position with respect to the offer, it should disclose the reasons why it is unable to take a position (i.e., why it is unable to recommend the offer).  While your current disclosure states that the board believes the decision to tender is a personal decision, it does not sufficiently explain why the board is unable to recommend or reject the offer.  Please revise your disclosure to explain in greater detail why the board is remaining neutral, inclusive of the material factors considered by the special committee.  We note for example, reference to the special committee’s discussions in July 2011 regarding the offer.  Please revise your disclosure accordingly.

RESPONSE:  The Schedule 14D-9 has been amended to provide in greater detail the reasons why the Board of Directors of the Company had determined to remain neutral.

2.	Please provide the information required by Item 8 of Schedule 14d-9 and Item 1011(b) of Regulation M-A.

RESPONSE:  We have revised the Schedule 14D-9 to include such information.  Please note that we have not included the ‘Golden Parachute Compensation” table in Item 8 because all of the amounts for each of the named executive officers would have been zero.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Adam C. Vandervoort
Name: Adam C. Vandervoort
Title: Vice President, General Counsel and Secretary